Richard A. Krantz 1055 Washington Boulevard Stamford, CT 06901-2249 Main (203) 462-7500 Fax (203) 462-7599 rkrantz@rc.com Direct (203) 462-7505 Also admitted in New York and Massachusetts
January 20, 2011
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	UFood Restaurant Group, Inc. Form 10-K for the Year Ended December 27, 2009 File No. 333-136167
Ladies and Gentlemen:
Reference is hereby made to your letter of January 6, 2011, with respect to the Form 10-K of UFood Restaurant Group, Inc. (the “Company”).
The Company is currently working with its independent outside consultants to schedule testing on its disclosure controls and procedures. That process is continuing. As a result, the Company will not be able to respond to your letter referenced above within the time frame requested. The Company would like an extension of the time in which to reply until the end of January, 2011.
Ms. Shifflett and I had a telephonic conversation with respect to this yesterday, and she indicated that it would not be a problem.
Thank you for your consideration.
Very truly yours,
/s/ Richard A. Krantz
Richard A. Krantz
RAK:caj